                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                    FORM 11-K


(Mark One):
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 1997

OR

[      ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780



                      RAYONIER INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
                            (Full title of the Plan)

                                  RAYONIER INC.
                               1177 Summer Street
                        Stamford, Connecticut 06905-5529
    (Name and address of Issuer of the securities held pursuant to the Plan)

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES



                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329


                           DECEMBER 31, 1997 AND 1996

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                                                                                                  PAGE
                                                                                                  ----
Report of Independent Public Accountants                                                          1

Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1997                                                     2

Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1996                                                     3

Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the Year Ended December 31, 1997                                   4

Notes to Financial Statements                                                                     5-9

Schedule I
     Item 27(a) Schedule of Assets Held for Investment Purposes as
     of December 31, 1997                                                                         10

Schedule II
     Item 27(d) Schedule of Reportable Transactions for the Year
     Ended December 31, 1997                                                                      11-12

Consent of  Independent Public Accountants                                                        13

Signatures                                                                                        14


                                       i

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Rayonier Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits with fund information of the Rayonier Investment and Savings Plan for Salaried Employees as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits with fund information for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits with fund information and statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 29, 1998

                                     RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                       AS OF DECEMBER 31, 1997


                                                                                                              LOAN
                                                         FUND A       FUND B        FUND C      FUND D        FUND         TOTAL
                                                      -----------  -----------   -----------  -----------  -----------  -----------
ASSETS

Receivables:
     Accrued income                                   $       725  $        97   $    80,511  $        30  $      --    $    81,363
     Employer contributions                                58,000         --           1,000         --           --         59,000
     Member contributions                                  28,895      103,294        27,803       18,392         --        178,384
                                                      -----------  -----------   -----------  -----------  -----------  -----------
           Total receivables                               87,620      103,391       109,314       18,422         --        318,747

Investments, at fair value (Note 2):
     Banker's Trust Pyramid Discretionary Cash Fund       336,244       26,715          --          4,966       22,477      390,402
     Banker's Trust Pyramid Equity Index Fund                --     20,107,475          --           --           --     20,107,475
     Banker's Trust Pyramid Open End GIC Fund                --           --      15,728,099         --           --     15,728,099
     Prudential Jennison Balanced Account                    --           --            --      5,997,494         --      5,997,494
     Rayonier Inc. Common Shares                       36,147,607         --            --           --           --     36,147,607
     Member loans receivable                                 --           --            --           --      1,546,553    1,546,553
                                                      -----------  -----------   -----------  -----------  -----------  -----------

           Total investments                           36,483,851   20,134,190    15,728,099    6,002,460    1,569,030   79,917,630
                                                      -----------  -----------   -----------  -----------  -----------  -----------

           Total assets                                36,571,471   20,237,581    15,837,413    6,020,882    1,569,030   80,236,377

LIABILITIES

Accounts payable                                           16,315       34,864         6,632        2,501       22,477       82,789
                                                      -----------  -----------   -----------  -----------  -----------  -----------

           Total liabilities                               16,315       34,864         6,632        2,501       22,477       82,789

                                                      -----------  -----------   -----------  -----------  -----------  -----------

           NET ASSETS AVAILABLE FOR BENEFITS          $36,555,156  $20,202,717   $15,830,781  $ 6,018,381  $ 1,546,553  $80,153,588
                                                      ===========  ===========   ===========  ===========  ===========  ===========

                     The accompanying notes to the financial statements are an integral part of this statement.

                                                                 2

                                     RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                       AS OF DECEMBER 31, 1996


                                                                                                              LOAN
                                                          FUND A       FUND B       FUND C      FUND D        FUND         TOTAL
                                                       -----------  -----------  -----------  -----------  -----------  -----------
ASSETS

Receivables:
     Accrued income                                    $       753  $        34  $    90,084  $        96  $      --    $    90,967
     Employer contributions                                 86,001         --            912         --           --         86,913
     Member contributions                                   46,478       66,410       51,483       19,690         --        184,061
                                                       -----------  -----------  -----------  -----------  -----------  -----------

           Total receivables                               133,232       66,444      142,479       19,786         --        361,941

Investments, at fair value (Note 2):
     Banker's Trust Pyramid Discretionary Cash Fund        552,371         --          1,627        3,254         --        557,252
     Banker's Trust Pyramid Equity Index Fund                 --     16,049,213         --           --           --     16,049,213
     Banker's Trust Pyramid Open End GIC Fund                 --           --     18,440,555         --           --     18,440,555
     Prudential Jennison Balanced Account                     --           --           --      4,602,531         --      4,602,531
     Rayonier Inc. Common Shares                        35,005,790         --           --           --           --     35,005,790
     Member loans receivable                                  --           --           --           --      1,580,133    1,580,133
                                                       -----------  -----------  -----------  -----------  -----------  -----------

           Total investments                            35,558,161   16,049,213   18,442,182    4,605,785    1,580,133   76,235,474
                                                       -----------  -----------  -----------  -----------  -----------  -----------

           Total assets                                 35,691,393   16,115,657   18,584,661    4,625,571    1,580,133   76,597,415

LIABILITIES

Accounts payable                                             7,144        2,948        3,657          865         --         14,614
                                                       -----------  -----------  -----------  -----------  -----------  -----------

           Total liabilities                                 7,144        2,948        3,657          865         --         14,614

                                                       -----------  -----------  -----------  -----------  -----------  -----------

           NET ASSETS AVAILABLE FOR BENEFITS           $35,684,249  $16,112,709  $18,581,004  $ 4,624,706  $ 1,580,133  $76,582,801
                                                       ===========  ===========  ===========  ===========  ===========  ===========

                     The accompanying notes to the financial statements are an integral part of this statement.

                                                                 3

                                     RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                           LOAN
                                                FUND A         FUND B        FUND C         FUND D         FUND          TOTAL
                                             ------------   ------------  ------------   ------------  ------------   ------------
ADDITIONS

Additions to net assets attributed to:
    Investment Income:
         Net appreciation in fair value of
           investments                       $  3,668,157   $  5,284,975  $       --     $    908,531  $       --     $  9,861,663
         Dividends                              1,044,546           --            --             --            --        1,044,546
         Interest                                   9,668          1,269     1,022,950            687       101,954      1,136,528
                                             ------------   ------------  ------------   ------------  ------------   ------------

                                                4,722,371      5,286,244     1,022,950        909,218       101,954     12,042,737
    Contributions:
         Employer's                             1,499,673           --          21,038           --            --        1,520,711
         Members'                                 993,125      1,657,476       817,307        457,752          --        3,925,660
                                             ------------   ------------  ------------   ------------  ------------   ------------

                                                2,492,798      1,657,476       838,345        457,752          --        5,446,371
                                             ------------   ------------  ------------   ------------  ------------   ------------

Total additions                                 7,215,169      6,943,720     1,861,295      1,366,970       101,954     17,489,108
                                             ------------   ------------  ------------   ------------  ------------   ------------

DEDUCTIONS

Deductions from net assets attributed to:

         Distributions to members               5,249,574      3,378,614     4,489,725        590,401          --       13,708,314
         Administrative expenses                   99,406         49,078        46,658         14,865          --          210,007
                                             ------------   ------------  ------------   ------------  ------------   ------------

Total deductions                                5,348,980      3,427,692     4,536,383        605,266          --       13,918,321
                                             ------------   ------------  ------------   ------------  ------------   ------------

Net increase (decrease) prior to interfund
    transfers                                   1,866,189      3,516,028    (2,675,088)       761,704       101,954      3,570,787
Interfund transfers                              (995,282)       573,980       (75,135)       631,971      (135,534)          --
                                             ------------   ------------  ------------   ------------  ------------   ------------

Net increase / (decrease)                         870,907      4,090,008    (2,750,223)     1,393,675       (33,580)     3,570,787

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of period                        35,684,249     16,112,709    18,581,004      4,624,706     1,580,133     76,582,801
                                             ------------   ------------  ------------   ------------  ------------   ------------

    End of period                            $ 36,555,156   $ 20,202,717  $ 15,830,781   $  6,018,381  $  1,546,553   $ 80,153,588
                                             ============   ============  ============   ============  ============   ============

                     The accompanying notes to the financial statements are an integral part of this statement.

                                                                 4

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      General

         The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the Company) upon the first day of any month following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      Contributions

         Each year, members may elect to contribute up to 16 percent of the Member's Salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof. Each Plan year the Company contributes one-half of one percent of each Member's Salary to the Members Retirement Account. The Company makes a matching contribution of 60 percent of the first 6 percent of each Member's Salary that a member contributes to the plan. Member before-tax contributions were limited by the Internal Revenue Service to $9,500 per year during 1997 and 1996.

         (c)      Member Accounts

         Each member's account is credited with the member's contribution and the related Company contribution. Plan earnings and administrative expenses are allocated to member accounts based upon account balances. Forfeited balances of terminated members' nonvested accounts are used to reduce future Company contributions. The benefit to which a member is entitled is the benefit that can be provided from the member's vested account.

         (d)      Vesting

         Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member's Company contribution account plus actual earnings thereon is based on years of service. A member vests 20 percent for each year of service with full vesting after five years of service.

         (e)      Investment Options

         Contributions to the Plan are invested in the following funds:

         FUND A
         Funds are invested in Rayonier Inc. Common Shares.

         FUND B
         Funds are invested in a commingled fund comprised of a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index (S&P 500), with the objective of providing investment results which will approximate the performance of the S&P 500.

         FUND C
         Funds are invested in a commingled fund comprised of a diversified portfolio of Guaranteed Investment Contracts issued by banks, insurance companies and other financial institutions with the objective of providing a stable rate of return consistent with the preservation of principal.

         FUND D
         Funds are invested in a commingled fund comprised of a diversified portfolio of equity securities, fixed income securities and money market instruments managed by Prudential Investments. Effective January 2, 1998, the fund balance was transferred to the Banker's Trust Pyramid Balanced Fund.

       Upon enrollment in the Plan, a member may direct contributions in five percent increments to Fund A, Fund B, Fund C and Fund D. Members may change their investment options monthly. All Company contributions are made to Fund A with the following exception: a member who has attained age 55 may direct all or part of the member's Company contribution to Fund C.

         (f)      Member Loans

         Members may borrow from their fund accounts a minimum of $1,000. Loan amounts may not exceed the lesser of (a) 50 percent of the member's vested balance, or (b) $50,000 reduced by the member's highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the member's Retirement Account. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear fixed interest rates that range from

11.5 percent to 7.0 percent at both December 31, 1997 and 1996.
Principal and interest are paid ratably through monthly payroll deductions.

         (g)      Payment of Benefits

         Upon termination, a member may apply for distribution of the value of the member's vested account balance. Alternatively, upon termination, a member whose vested account balance exceeds $3,500 may elect to defer distribution until no later than the January 31 valuation date immediately following the member's attainment of age 70-1/2. Provided the member's vested account balance exceeds $3,500, the member may elect to receive benefit payments in annual installments generally over a period not to exceed twenty years.

         (h)      Forfeited Accounts

         Forfeited nonvested accounts are used to reduce future employer contributions. In 1997, employer contributions were reduced by $66,303 from forfeited nonvested accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Accounting

         The accompanying financial statements of the Plan are prepared under the accrual method of accounting and are based on information certified to be complete and accurate by the trustee.

         (b)      Use of Estimates

         The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

         (c)      Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investment in Rayonier Inc. Common Shares is based upon the quoted market price. Member loans receivable are valued at cost which approximates fair value.

         Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee of each fund based upon the current market values of the underlying assets of the trust. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of net assets as of December 31, 1997 for the Banker's Trust Pyramid Discretionary Cash Fund, the Banker's Trust Pyramid Equity Index Fund, and the Banker's Trust Pyramid Open End GIC Fund are filed directly with the Department of Labor under the EIN # 13-6043638. The statement of net assets as of December 31, 1997 for the Prudential Jennison Balanced Account are filed as an attachment to the Plan's December 31, 1997 Form 5500.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (d)      Payment of Benefits

         Benefits are recorded when paid.

3.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of commingled investment funds managed by Banker's Trust Company (BT). BT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid to BT for investment management services related to the Plan amounted to $60,766 in 1997. In addition, certain Plan investments are Rayonier Inc. Common Shares. As Rayonier Inc. is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                            As of December 31,
                                                                         1997                 1996
                                                                 ------------------   ------------------
Net assets available for plan benefits per the
      financial statements                                       $       80,153,588   $       76,582,801
Amounts allocated to withdrawing members                                   (58,968)          (1,515,452)
                                                                 ------------------   ------------------

Net assets available for plan benefits per Form 5500             $       80,094,620   $       75,067,349
                                                                 ==================   ==================

         The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                                                Year Ended
                                                                               December 31,
                                                                                   1997
                                                                             ----------------
   Benefits paid to members per the financial statements                           13,708,314
   Add:  Amounts allocated to withdrawing
      members - current year                                                           58,968
   Less: Amounts allocated to withdrawing
      members - prior year                                                         (1,515,452)
                                                                             ----------------
   Benefits paid to members per Form 5500                                          12,251,830
                                                                             ================

         Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.       TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.       ADMINISTRATIVE EXPENSES

         An annual charge to the Plan of up to 0.25 percent of the market value of the assets held by the Plan is charged for expenses incurred in conjunction with Plan administration. Such expenses include, but are not limited to, investment management, trustee, record-keeping and audit fees. The Company pays the balance of Plan expenses in excess of the maximum charge to the Plan.

                                                                                                                          SCHEDULE I


                                     RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                                     ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       AS OF DECEMBER 31, 1997
                                                           PLAN NUMBER 100
                                              EMPLOYER IDENTIFICATION NUMBER 13-2607329


     (a)                                                  (b) (c)                                (d)                 (e)
                                                                                                                   Current
              Units / Shares                             Description                             Cost               Value
              --------------      ------------------------------------------------------  -----------------    ---------------
      *             390,402        Banker's Trust Pyramid Discretionary Cash Fund                $ 390,402          $ 390,402

      *               8,860        Banker's Trust Pyramid Equity Index Fund                     11,851,746         20,107,475

      *          15,728,099        Banker's Trust Pyramid Open End GIC Fund                     15,728,099         15,728,099

                  2,129,216        Prudential Jennison Balanced Account                          4,573,330          5,997,494

      *             849,273        Rayonier Inc. Common Shares                                  29,990,593         36,147,607

      **          1,546,553        Member loans receivable                                               -          1,546,553
                                                                                             --------------    ---------------

                                                                                               $62,534,170        $79,917,630
                                                                                             ==============    ===============

      *   Denotes Party-In-Interest

      **  The loans bear fixed interest rates that range from 7.0 percent to 11.5 percent.

                                                                 10

                                                                                               SCHEDULE II

                        RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                              ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1997
                                              PLAN NUMBER 100
                                 EMPLOYER IDENTIFICATION NUMBER 13-2607329

            (a)                                  (b)                               (c)             (d)


      Identity of                                                                Purchase        Selling
         Party                        Description of Transaction                  Price           Price
----------------------      -----------------------------------------------    -----------     -----------
Series of Transactions
----------------------

     Banker's Trust         Purchase of 11,236,595 shares of the Banker's
         Company                Trust Pyramid Discretionary Cash Fund           $11,236,595    $      --
                                                                                ===========    ===========

     Banker's Trust        Sale of 11,403,445 shares of the Banker's Trust
         Company                   Pyramid Discretionary Cash Fund              $      --      $11,403,445
                                                                                ===========    ===========

     Banker's Trust         Purchase of 1,004 shares of the Banker's Trust
         Company                      Pyramid Equity Index Fund                 $ 1,963,115    $      --
                                                                                ===========    ===========

     Banker's Trust       Sale of 1,586 shares of the Banker's Trust Pyramid
         Company                          Equity Index Fund                     $      --      $ 3,189,830
                                                                                ===========    ===========

     Banker's Trust          Purchase of 2,834,757 shares of the Banker's
         Company                   Trust Pyramid Open End GIC Fund              $ 2,834,757    $      --
                                                                                ===========    ===========

     Banker's Trust         Sale of 5,547,213 shares of the Banker's Trust
         Company                      Pyramid Open End GIC Fund                 $      --      $ 5,547,213
                                                                                ===========    ===========

     Banker's Trust          Purchase of 466,066 shares of the Prudential
         Company                      Jennison Balanced Account                 $ 1,159,423    $      --
                                                                                ===========    ===========

            (a)                                  (b)                               (g)           (h)               (i)
                                                                                            Current Value
                                                                                              of Asset on          Net
      Identity of                                                                Cost of      Transaction         Gain
         Party                        Description of Transaction                  Asset           Date           (Loss)
----------------------      -----------------------------------------------    -----------    -----------    -----------
Series of Transactions
----------------------

     Banker's Trust         Purchase of 11,236,595 shares of the Banker's
         Company                Trust Pyramid Discretionary Cash Fund          $11,236,595    $11,236,595    $      --
                                                                               ===========    ===========    ===========

     Banker's Trust        Sale of 11,403,445 shares of the Banker's Trust
         Company                   Pyramid Discretionary Cash Fund             $11,403,445    $11,403,445    $      --
                                                                               ===========    ===========    ===========

     Banker's Trust         Purchase of 1,004 shares of the Banker's Trust
         Company                      Pyramid Equity Index Fund                $ 1,963,115    $ 1,963,115    $      --
                                                                               ===========    ===========    ===========

     Banker's Trust       Sale of 1,586 shares of the Banker's Trust Pyramid
         Company                          Equity Index Fund                    $ 2,076,656    $ 3,189,830    $ 1,113,174
                                                                               ===========    ===========    ===========

     Banker's Trust          Purchase of 2,834,757 shares of the Banker's
         Company                   Trust Pyramid Open End GIC Fund             $ 2,834,757    $ 2,834,757    $      --
                                                                               ===========    ===========    ===========

     Banker's Trust         Sale of 5,547,213 shares of the Banker's Trust
         Company                      Pyramid Open End GIC Fund                $ 5,547,213    $ 5,547,213    $      --
                                                                               ===========    ===========    ===========

     Banker's Trust          Purchase of 466,066 shares of the Prudential
         Company                      Jennison Balanced Account                $ 1,159,423    $ 1,159,423    $      --
                                                                               ===========    ===========    ===========


                                                                 11

                                                                                        SCHEDULE II
                                                                                        (Continued)
                    RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                           ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                          PLAN NUMBER 100
                             EMPLOYER IDENTIFICATION NUMBER 13-2607329

            (a)                                (b)                              (c)          (d)


        Identity of                                                           Purchase     Selling
           Party                    Description of Transaction                  Price       Price
----------------------   -------------------------------------------------   ----------  ----------
Series of Transactions
----------------------

      Banker's Trust     Sale of 259,756 shares of the Prudential Jennison
          Company                        Balanced Account                    $     --    $  672,991
                                                                             ==========  ==========


      Banker's Trust             Purchase of 36,669 Rayonier Inc.
          Company                          Common Shares                     $1,572,529  $     --
                                                                             ==========  ==========

      Banker's Trust          Sale of 99,599 shares of Rayonier Inc.
          Company                          Common Shares                     $     --    $4,098,869
                                                                             ==========  ==========

            (a)                                (b)                               (g)         (h)           (i)
                                                                                        Current Value
                                                                                         of Asset on       Net
        Identity of                                                            Cost of   Transaction      Gain
           Party                    Description of Transaction                  Asset        Date        (Loss)
----------------------   -------------------------------------------------   ----------   ----------   ----------
Series of Transactions
----------------------

      Banker's Trust     Sale of 259,756 shares of the Prudential Jennison
          Company                        Balanced Account                    $  552,402   $  672,991   $  120,589
                                                                             ==========   ==========   ==========


      Banker's Trust             Purchase of 36,669 Rayonier Inc.
          Company                          Common Shares                     $1,572,529   $1,572,529   $     --
                                                                             ==========   ==========   ==========

      Banker's Trust          Sale of 99,599 shares of Rayonier Inc.
          Company                          Common Shares                     $3,494,290   $4,098,869   $  604,579
                                                                             ==========   ==========   ==========


                                                        12

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Rayonier Inc.'s previously filed Registration Statement on Form S-8 (File No. 33-65291).



                                                     ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 29, 1998

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Income Plan Committee for the Employees Retirement Income Plans for Rayonier Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                     Rayonier Investment and Savings Plan for Salaried Employees
                                           (Name of Plan)

                                       By: Rayonier Inc. Plan Administrator

Date    June 29, 1998                  By           JOHN P. O'GRADY
      ----------------                    ------------------------------------
                                                    John P. O'Grady
                                          Senior Vice President, Administration


                                       14